Item 77C

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Salomon Brothers Emerging
Markets Floating Rate Fund Inc. was held on June 14, 2006, for the purpose of considering and voting upon the election of Leslie
H. Gelb and R. Jay Gerken as Class II Directors to serve until the 2009 Annual Meeting of Shareholders. The following table provides information concerning the matter voted upon at the Meeting:

Election of Directors

                     Common
                  Shares Voted        Common
Nominees          For Election    Shares Withheld
Leslie H. Gelb     3,603,961          73,638
R. Jay Gerken      3,620,182          57,417

At August 31, 2006, in addition to Leslie H. Gelb and R. Jay Gerken, the other Directors of the Fund were as follows:
Carol L. Colman
Daniel P. Cronin
William H. Hutchinson
Riordan Roett
Jeswald W. Salacuse